Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934

Subject Company: Banknorth Group, Inc.
Commission File No.: 001-31251

     This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of The Toronto-Dominion Bank’s and Banknorth Group, Inc.’s management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: change in general economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Banknorth Group, Inc.’s shareholders to approve the transaction; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and Canada; acts of terrorism; and war or political instability. Additional factors that could cause The Toronto-Dominion Bank’s and Banknorth Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the Annual Report on Form 40-F of The Toronto-Dominion Bank for the year ended October 31, 2004 and the Annual Report on Form 10-K of Banknorth Group, Inc. for the year ended December 31, 2003 and other documents filed by The Toronto-Dominion Bank and Banknorth Group, Inc.’s with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).

     This communication is being made in respect of the proposed merger transaction involving the acquisition by The Toronto-Dominion Bank of approximately 51% of the outstanding common stock of Banknorth Delaware Inc., a wholly-owned subsidiary of Banknorth Group, Inc. In connection with the proposed transaction, The Toronto-Dominion Bank and Banknorth Delaware Inc. filed a combined registration statement on Form F-4 and S-4 containing the definitive proxy statement/prospectus for the shareholders of Banknorth Group, Inc. with the Securities and Exchange Commission. Shareholders of Banknorth Group, Inc. are urged to read the definitive proxy statement/prospectus regarding the transaction, as well as any other relevant documents carefully and in their entirety because they contain important information. Shareholders may obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and Banknorth Group, Inc., without charge, at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the Securities and Exchange Commission that are incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to The Toronto-Dominion Bank , c/o TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations (416) 308-9030, or to Banknorth Group, Inc., Two Portland Square, P.O. Box 9540, Portland, ME 04112-9540, Attention: Investor Relations (207) 761-8517.

     The Toronto-Dominion Bank, Banknorth Group, Inc. and Banknorth Delaware Inc. and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-

Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2004, which was filed with the Securities and Exchange Commission on December 13, 2004, its notice of annual meeting and proxy circular for its 2004 annual meeting, which was filed with the Securities and Exchange Commission on February 17, 2004, and the above-referenced Registration Statement on Form S-4/F-4, which was filed with the Securities and Exchange Commission on October 4, 2004 and amended on November 16, 2004, December 17, 2004 and January 11, 2005. Information regarding Banknorth Group, Inc.’s and Banknorth Delaware Inc.’s directors and executive officers are available in Banknorth Group’s proxy statement, which was filed with the Securities and Exchange Commission on March 17, 2004, and in the above-referenced Registration Statement on Form S-4/F-4. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form S-4/F-4, and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

***

The following is a Question and Answer Summary that was mailed to shareholders of Banknorth Group, Inc. on or about January 24, 2005

VOTE

FOR

Banknorth Group, Inc.
and
The Toronto-Dominion Bank
Merger

To our Shareholders:

We recently mailed to you proxy materials for the Special Meeting of Shareholders of Banknorth Group, Inc. scheduled to be held at 10:00 a.m., local time, on February 18, 2005 at the Portland Marriott Hotel, 200 Sable Oak Drive, South Portland, Maine 04106. The matters to be considered and voted upon at the special meeting are listed on the enclosed voting form and relate to a merger agreement we entered into with The Toronto-Dominion Bank.

The Banknorth board of directors recommends that you vote “FOR” all of the proposals. The approval of the proposal to approve the merger agreement and the proposals to approve the reincorporation of Banknorth from Maine to Delaware and the governance and other provisions in the post-transaction certificate of incorporation of new Banknorth is a condition to the completion of the transaction. Therefore, if you wish to approve the transaction, you must approve each of these proposals.

Your vote is very important. Whether or not you plan to attend the special meeting, please submit your proxy promptly by telephone or via the Internet in accordance with the instructions on the accompanying proxy form, or by completing, dating and returning your proxy form in the enclosed envelope. A failure to vote by telephone, via the Internet, by mail or in person at the special meeting will have the same effect as a vote against approval of the merger agreement.

Your shares can not be voted unless you give your specific instructions. Please vote today.

To receive a copy of the proxy materials or if you have questions regarding the proposed merger, please feel free to contact Morrow & Co., Inc., toll-free at 1-800-607-0088 or 1-800-654-2468.

Sincerely,

/s/ William J. Ryan
William J. Ryan
Chairman, President and
Chief Executive Officer

Banknorth Group, Inc. and
The Toronto-Dominion Bank Merger
YOUR QUESTIONS ANSWERED

The following Q&A is designed to answer commonly asked questions regarding the pending transaction between Banknorth Group, Inc. and The Toronto- Dominion Bank (“TD”).

This Q&A summary refers to, and is qualified entirely by, the detailed prospectus/proxy statement we have sent you that contains a description of the proposed merger between Banknorth and TD and the full text of the merger agreement and the stockholders agreement described in, and attached as appendices to, that prospectus/proxy statement. You should read this Q&A summary together with the prospectus/proxy statement, which is dated January 11, 2005.

Q. As a Banknorth shareholder, what will I receive when the transaction closes?

A. For each share of Banknorth stock you own, you will receive a package of consideration consisting of:

$12.24 in cash; and
0.2351 of a share of TD stock; and
0.49 of a share of “new” Banknorth common stock.

For example, if you own 100 shares of Banknorth common stock, you will receive:

$1,224 in cash; and
23 shares of TD stock*; and
49 shares of “new” Banknorth common stock.

Based on the closing price of TD’s common shares on the New York Stock Exchange (NYSE) on January 7, 2005, the package of consideration described above represents an effective purchase price of $42.23 per Banknorth share for the 51% of the outstanding Banknorth shares that TD will acquire in the transaction.

*You will receive additional cash for any fractional shares you would have otherwise received.

Q. Why was the transaction structured the way that it was, that is, to sell only 51% of Banknorth?

A. First, the sale of 51% of Banknorth to TD will allow TD to preserve additional capital that could facilitate the funding of future acquisitions by Banknorth in New England and potentially beyond. Second, by maintaining Banknorth as a public company, the transaction will give Banknorth the potential to continue to use Banknorth stock for future acquisitions. Third, the transaction gives existing shareholders the opportunity to realize a premium for 51% of their holdings while allowing them to continue to participate in any future growth of Banknorth.

Q. What will the value of the new Banknorth shares be once the transaction closes?

A. We cannot speculate on what the value of the new Banknorth shares will trade for once the transaction closes. We do believe that the current price of

Banknorth shares reflects, in part, the premium TD is paying for 51% of the company, while the market price of the new Banknorth shares following the closing of the transaction will not reflect that implied premium. You should consult your financial advisor for specific financial advice.

Q. Is the price being paid a fair one?

A. Yes, the Banknorth Board of Directors believes it is. In approving the transaction, the Board considered, among other factors, opinions from two nationally-recognized investment banking firms, Keefe, Bruyette and Woods and Lehman Brothers, that the consideration is fair to the Banknorth shareholders from a financial point of view.

Q. Will future TD stock dividends be paid in Canadian dollars?

A. Dividends on TD shares traded on the NYSE are quoted in Canadian dollars but will be paid to U.S. shareholders of TD common shares in U.S. dollars based on the foreign exchange rate five business days after the record date.

Q. Will Banknorth continue its current dividend policy?

A. Banknorth currently intends to maintain its current dividend policy, but any future dividends will be declared in the discretion of its board of directors.

Q. What are the material U.S. federal income tax consequences of the transaction?

A. Both the cash and TD shares you receive as part of the merger consideration will be taxable and will generally trigger capital gains tax treatment. You will not recognize any gain or loss in connection with the transaction on the shares of new Banknorth common stock you receive.

Please note that after the merger is completed, you will have an opportunity to specify, for U.S. federal income tax purposes, the shares to be converted into the portion of the merger consideration consisting of TD shares and cash, on the one hand, and into the portion of the consideration consisting of shares of new Banknorth common stock, on the other. For shareholders subject to U.S. taxation whose shares were acquired at different times and have different tax bases, this should generally allow, for U.S. federal income tax purposes, a matching of higher basis shares to the taxable portion of the consideration (cash and TD shares) and of lower basis shares to the tax-free portion of the consideration (shares of new Banknorth).

You should consult your tax advisor for specific tax advice. For a further discussion, see “The Transaction—Material U.S. Federal Income Tax Consequences” beginning on page 74 of the prospectus/proxy statement. Please see “The Transaction—Material Canadian Federal Income Tax Consequences” beginning on page 79 of the prospectus/proxy statement for a summary of material Canadian federal income tax consequences of the transaction.

Q. Is TD obligated to purchase the remaining 49% of outstanding Banknorth shares?

A. No. Under the terms of the stockholders agreement TD may purchase up to an additional 15 2/3% of outstanding Banknorth common stock in the open market or by other means, including the purchase of shares directly from us under certain circumstances. TD may also make an offer to purchase the remaining shares pursuant to specified procedures and approvals, but is not required to do so.

Q. How are the rights of the 49% minority shareholders protected, particularly if and when TD chooses to buy the remaining outstanding shares of Banknorth?

A. In the first two years following the closing of the transaction, TD cannot initiate what is known as a “going private” transaction, or offer to acquire the publicly-held shares of Banknorth, unless invited to do so by the designated independent directors of Banknorth. These are four Banknorth directors not appointed by or affiliated with TD.

In the first five years after the closing, any going private transaction would need the approval of both a majority of the designated independent directors and a majority of the public shareholders.

After the fifth anniversary of the closing, any going private transaction would need the approval of either a majority of the designated independent directors or a majority of the public shareholders.

Q. Is there a market for TD common shares?

A. Yes. TD common shares are traded on the NYSE in U.S. dollars. TD common shares also are traded on the Toronto Stock Exchange in Canadian dollars.

Q. How can I find out the current market value of TD common shares?

A. TD common shares are traded on the NYSE under the symbol: “TD”. To find out the current trading price of TD common shares, you can look in the NYSE listing of your local newspaper, ask your broker or investment advisor or go online to any number of websites and look up the current trading price of TD common shares.

Q. When the transaction closes, what do I do with my Banknorth stock certificates?

A. Once the transaction closes, you will receive information on how to exchange your Banknorth shares.

Q. When will the transaction close?

A. We currently anticipate closing on or about February 28, 2005, subject to the receipt of Banknorth shareholder and required regulatory approvals, among other customary conditions. On January 18, 2005 the Board of Governors of the Federal Reserve System approved the transaction, which was one of the regulatory approvals required as a condition to closing.

Q. What happens if the transaction is not approved by shareholders?

A. Although the Board recommends that shareholders approve the transaction, if the transaction is not approved, the merger cannot be completed. In that event, Banknorth will continue to exist as an independent publicly-traded company.

Q. How do I vote my shares or who do I call if I have additional questions?

A. You may vote by telephone, internet or mail or by attending the special shareholders meeting and voting in person. An additional proxy form with instructions is enclosed. If you have additional questions, please contact Morrow & Co., Inc.

at one of the following numbers:

Shareholders: 800-607-0088
Banks and brokerage firms: 800-654-2468
All others call collect: 212-754-8000

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of The Toronto-Dominion Bank’s and Banknorth Group, Inc.’s management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: change in general economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Banknorth Group, Inc.’s shareholders to approve the transaction; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and Canada; acts of terrorism; and war or political instability. Additional factors that could cause The Toronto- Dominion Bank’s and Banknorth Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the Annual Report on Form 40-F of The Toronto-Dominion Bank for the year ended October 31, 2004 and the Annual Report on Form 10-K of Banknorth Group, Inc. for the year ended December 31, 2003 and other documents filed by The Toronto-Dominion Bank and Banknorth Group, Inc.’s with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).

This communication is being made in respect of the proposed merger transaction involving the acquisition by The Toronto-Dominion Bank of approximately 51% of the outstanding common stock of Banknorth Delaware Inc., a wholly-owned subsidiary of Banknorth Group, Inc. In connection with the proposed transaction, The Toronto-Dominion Bank and Banknorth Delaware Inc. filed a combined registration statement on Form F-4 and S-4 containing the definitive proxy statement/prospectus for the shareholders of Banknorth Group, Inc. with the Securities and Exchange Commission. Shareholders of Banknorth Group, Inc. are urged to read the definitive proxy statement/prospectus regarding the transaction, as well as any other relevant documents carefully and in their entirety because they contain important information. Shareholders may obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and Banknorth Group, Inc., without charge, at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the Securities and Exchange Commission that are incorporated by reference in the definitive proxy statement/ prospectus can also be obtained, without charge, by directing a request to The Toronto-Dominion Bank, c/o TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations (416) 308-9030, or to Banknorth Group, Inc., Two Portland Square, P.O. Box 9540, Portland, ME 04112-9540, Attention: Investor Relations (207) 761-8517.

The Toronto-Dominion Bank, Banknorth Group, Inc. and Banknorth Delaware Inc. and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2004, which was filed with the Securities and Exchange Commission on December 13, 2004, its notice of annual meeting and proxy circular for its 2004 annual meeting, which was filed with the Securities and Exchange Commission on February 17, 2004, and the above-referenced Registration Statement on Form S-4/F-4, which was filed with the Securities and Exchange Commission on October 4, 2004 and amended on November 16, 2004, December 17, 2004 and January 11, 2005. Information regarding Banknorth Group, Inc.’s and Banknorth Delaware Inc.’s directors and executive officers are available in Banknorth Group’s proxy statement, which was filed with the Securities and Exchange Commission on March 17, 2004, and in the above-referenced Registration Statement on Form S-4/F-4. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form S-4/F-4, and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

Special Shareholder Meeting
February 18, 2005
10:00 a.m.
Portland Marriott Hotel
200 Sable Oak Drive
South Portland, Maine 04106

For More Information:
If you have any questions or if you need additional copies of the proxy statement, please contact Morrow & Co., Inc. at 212-754-8000 or toll free at:

1-800-607-0088 or 1-800-654-2468